Bionomics Limited

04 MAR 16 AM 7:21

3 March 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04010602

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

per. Jill Mashado
Company Secretary

dlw 3/16

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
3 March 2004

BIONOMICS ANTI CANCER IP ADVANCES INTO DRUG DISCOVERY

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it had progressed its international patent application covering its novel angiogenesis drug targets into examination in key pharmaceutical markets, the US, Europe and Japan.

The international patent application applies to the first 114 of Bionomics' angiogenesis drug targets. A number of these drug targets are currently being investigated for the development of therapeutic antibodies in collaboration with Genmab A/S, a global biotechnology company specializing in the development of such drugs.

Therapeutic antibodies such as Genentech's recently-approved product Avastin™ have the potential to revolutionise cancer therapy by targeting tumour blood vessels. Avastin™ has been approved as a first-line treatment for metastatic colorectal cancer and is continuing in late stage clinical trials to support its approval for other cancer indications. Avastin's approval is seen as significant validation of the approach of treating cancer by developing drugs that inhibit blood vessel growth in tumours.

Dr Deborah Rathjen, CEO and Managing Director, said "This next step, of examination of our patent coverage in these key markets, reflects an important milestone for Bionomics' Angene™ program. We are closer to having patents covering our novel Angene™ drug targets granted, which improves our potential to earn commercialisation revenues from our intellectual property. The patent application, if granted and subject to appropriate commercial arrangements, may entitle Bionomics to receive royalties and other payments from the development and sale of drugs."

Dr Rathjen further added, "The Company's Angene™ program has identified over 160 novel genes associated with cancer blood vessel growth which are the subject of its ongoing research in this area."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

For more information about Bionomics, visit www.bionomics.com.au

About angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101